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                                                                    Exhibit 23.1

              CONSENT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

We have issued our report dated May 30, 2003, accompanying the consolidated balance sheets of Invisa, Inc. as of December 31, 2001 and 2002 and the related consolidated statements of operations, stockholders' equity and cash flows for each of the years then ended and the period February 12, 1997 (date of inception) through December 31, 2002, contained in the Registration Statement and Prospectus, which report contains an explanatory paragraph relating to certain significant risks and uncertainties which conditions raise substantial doubt about the Company's ability to continue as a going concern. We consent to the use of the aforementioned report in the Registration Statement and Prospectus, and to the use of our name as it appears under the caption "Experts".

/s/ GRANT THORNTON LLP


Tampa, Florida
June 24, 2003